

Offering Statement for GapNurse Inc. ("GapNurse")

GapNurse Inc. ("GapNurse," the "Company," "we," or "us"), a Delaware C Corporation incorporated on August 16, 2021, originally incorporated as a Wyoming C-Corp on October 1st 2019, is holding an offering of 250,000 shares of Common Stock maximum to investors.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $50. The Company must reach its Target Offering Amount of $10,000 by February 15th, 2022 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as https://gapnurse.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **What is the name of the issuer?**
   GapNurse, Inc.
   9888 W. Belleview Ave.
   Ste 2080, Littleton, Colorado 82801

Eligibility

2. **The following are true for GapNurse, Inc.:**
   1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
   5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Kevin E. Lundy - Chairman & CEO (Officer and Director)
Kevin Lundy, is the founder of GapNurse and formed the company in October, 2019. For 10 years prior, he was the founder of Divine Mercy Supportive Care (DMSC), a 501(c)3 nonprofit hospice agency located in Denver, Colorado. He holds an MBA with a Global Business Management emphasis and a 25-year veteran in healthcare and technology. He completed undergraduate studies in Economics and Political Science at Regis University (Denver, CO), graduate studies in Law at Western State University College of Law (Fullerton, CA) and Global Finance at the University of Phoenix (Tempe, AZ). In addition, he is a certified Long-Term Care Administrator in the State of Colorado.

Mary K. Sprague, R.N. - Member - Board of Directors (Director)
Mary Sprague has been with GapNurse since December 2019. For 5 years prior, she was a Director of Nursing for United Healthcare Group, managing its SW Florida Optum Healthcare Group. For more than 25 years, Mary has been a licensed nurse with various responsibilities throughout the healthcare continuum. Early in her career she served as a team member n the world-famous "Baby Fae and Baby Moses" first of its kind cross species heart transplant. Since then, she has served in various staff and nursing director roles throughout acute and post-acute care. As a GapNurse investor, Mary serves on the company's Board of Directors and directs its compliance and quality assurance initiatives.

Jason Spiller - Director of Technology Director (Officer and Director)
Jason Spiller has been with GapNurse since October, 2019. During his previous 15 years, he has served as a freelance web designer and developer working under multiple contract arrangements. Jason is an experienced web designer and developer, with recognized design expertise in Sketch, Invision, Photoshop, Illustrator, and coding expertise in HTML, CSS/Sass, Javascript, React, jQuery, and Bootstrap and backed

proficiency in Node, npm, Express, Python, C#, .Net, Mongo, Mongoose, and SQL. In addition to overseeing the design and evolution of GapNurse, he manages the relationships between internal teams and external programmer resources in Ukraine and India.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

   Kevin Lundy
   Securities: 5,800,000
   Class: Common
   Voting Power: 58%

   Mary Sprague
   Securities: 2,800,000
   Class: Common
   Voting Power: 28%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Established on August 16th, 2021 as a Delaware corporation, GapNurse was formed to cure specific regulatory, compliance, and staffing challenges causing massive stress and caregiver burnout in healthcare (skilled nursing, long-term care, home healthcare and hospice). At that time, we had no idea the Covid-19 Pandemic would ravage the world, nor the impact it would have on the fragile labor force we endeavored to help. Already motivated by systemic pressure, Covid provided our team a sense of immediate urgency. Before our product was completed, state government agencies were asking for our help. They were desperately searching ways to find clinical labor able and willing to serve on the front lines of Covid. Since we'd already being conducting market research in facilities that would eventually be hit by Covid the hardest, their administrators suggested GapNurse be contacted.

By April, 2021, the company launched the GapNurse software platform - a fully functioning HIPAA-compliant software platform that efficiently distributes employee and contract labor where and when it's needed most. In addition, the platform provides orientation and training modules, visit documentation and quality assurance tools, providing its facility customers a complete (first-of-its-kind) workflow logistics tool for post-acute care. We've received revenue-generation and repeate business validation from our pilot markets in Colorado and Florida, but our technology is just on the cusp of all it will eventually offer with Artificial Intelligence, Meta Data and even clinical robotics both in healthcare and across other regulated industries.

In May, 2021, GapNurse was accepted into the KiwiTech Accelerator program, assuring it has technical expertise and other market resources as needed. We successfully obtained a Trademark (Reg. No. 6,143,373 – September 08,2020) to protect our identity and are running revenue generating pilot programs in skilled nursing and long-term care facilities with 24/7 operations and owning 1400 facilities collectively. Those customers are so impressed with GapNurse, that they're asking for us to expand into Oregon and Kansas before the end of 2021.

The technology is scalable, and new markets can be up and running in as few as 45-days. The company engages its paying customers through:

- group purchasing organizations (GPOs),
- A team sales approach with a local access specialist and a clinical specialist;
- Association memberships with sales and marketing to existing and new networks; and
- corporate partnerships with formal joint-marketing efforts in place.

GapNurse customers can select levels in a tiered pricing program that determines hourly transaction rates they will be charged per hour worked by a licensed clinician or unlicensed caregiver. In addition, customers may elect to hire independent contractor for a simple flat fee.

All services (subscription, hourly pay and permanent placement) have been successfully piloted, and we are eager to introduce GapNurse to additional markets. At its current trajectory, GapNurse projects it will capture 12% of the available post-acute as needed / part time (/pro re nata) nurse market in 10 U.S. states by operating year 5.

Privacy, Security, Flexibility and Compliance are the foundational pillars of the GapNurse platform. GapNurse is currently engaging clinicians through:

- Targeted social media campaigns to promote program awareness;
- Referral incentives, to accelerate engagement;
- Advertising on job boards for flexible work opportunities;
- Mental health support forums to decompress work related stress;
- In-person & virtual education and competency evaluations with opportunities for continuing education credits; and
- in person and virtual private events.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.
Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	10,000
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	250,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$50

Offering Deadline	February 15th 2022
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

GapNurse, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
   Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised

Sales, Marketing & Memberships	11.5%	$1,150	42%	$105,000
Platform Advances & Maintenance	75%	$7,500	21%	$52,500
General & Admin. Expenses	10%	$1,750	17.5%	$43,750
Customer Receivables Financing	0%	0%	12%	$30,000
Customer Care Expenses	0%	0%	4%	$10,000
Intermediary Fees	3.5%	$350	3.5%	$8,750
Total	100%	$10,000	100%	$250,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**
   In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In GapNurse's Case, they will be managing their records on their own.
   Stock ownership is recorded in GapNurse's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. **How can an investor cancel an investment commitment?**
    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. **Can the company perform multiple closings or rolling closings for the offering?**
    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**
    The Company is offering up to 250,000 shares of Common Stock at $1.00 per share.

    Dividend Rights:
    Holder of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future

    Voting Rights and Proxy:
    Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Designated Member of the Board of Directors as defined in its bylaws to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the designated member of the board of directors determines is necessary or appropriate at the their complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the designated member of the board of directors for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act

covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

Right to Receive Liquidation Distributions:
In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences:
Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions application to Common Stock.

13. **Do the securities offered have voting rights?**
    Voting Rights and Proxy:
    Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Designated Member of the Board of Directors as defined in its bylaws to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the designated member of the board of directors determines is necessary or appropriate at the their complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the designated member of the board of directors for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

14. **Are there any limitations on any voting or other rights identified above?**
    See Question 13.

15. **How may the terms of the securities being offered be modified?**
    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Voting Rights
Common	50 million	10,000,000	4,310,000	Board Only

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
    1. GapNurse is aware and acknowledges that issuance of shares of its Common Stock could cause dilution to existing shareholders and could significantly

increase the outstanding number of Common Stock. While GapNurse is not currently considering the authorization of additional Common Shares, its managers and Board of Directors have concluded that, in its good faith business judgement, the issuance of additional authorized securities will only be authorized if it is in the best interests of the company and its current shareholders.

2. Security options are reserved for key employees and are non-dilutive to subscribers of this offering.

3. A warrant has been issued to Kiwi Tech Accelerator allocating shares in the amount of 150,000 (1.5%) common shares on a non-dilutive basis.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

1. Yes. The shares are identical to all other securities of the issuer except that the shares being offered have the voting rights given to the designated member of the board of directors through proxy.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:
    1. Additional issuances of securities
    2. Issuer repurchases of securities
    3. A sale of the issuer or of assets of the issuer
    4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:
    GapNurse has no debt at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?
    1. None

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. Any director or officer of the issuer;
    2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. Any immediate family members of any of the foregoing persons.

    No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?
    1. Limited. Company was incorporated in 2019, technology development completed February 2021; initial sales efforts began in April 2021.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
    Issuer is solvent and in compliance with all statutory requirements. Capital resources include a 3-6 month runway with limited sales to extend period.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
    See attachments:
    See Exhibit A
29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    i. In connection with the purchase or sale of securities?
    ii. Involving the making of any false filing with the commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    i. In connection with the purchase or sale of any security?
    ii. Involving the making of any false filing with the Commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i. At the time of the filing this offering statement bars the person from:
        1. Association with an entity regulated by such commission, authority, agency or officer?
        2. Engaging in business of securities, insurance, or banking?
        3. Engaging in savings association or credit union activities?
    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
    ii. Places limitations on the activities, functions or operations of such person?
    iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

    ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

GapNurse, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Articles of Incorporation:

    See Exhibit E

Corporate Bylaws:

    See Attachment.

Opportunity:

Offering Page: See Exhibit B

Financials:
See Exhibit A

Subscription Agreement:
See Exhibit C

Video Transcript
See Exhibit D

Exhibit A

Financial Statements

I, Kevin Lundy, the Founder and Chief Executive Officer of GapNurse Inc, hereby certify that the financial statements of GapNurse Inc and notes thereto for the periods from January 1st 2019 to July 1st, 2021 included in this Form C Offering statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by the principal executive officer of GapNurse Inc has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule §227.201(bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of July 2021.

X _____

Kevin Lundy
Founder and CEO

5:32 PM

07/21/21

Accrual Basis

GapNurse
Summary Balance Sheet
As of July 21, 2021

	Jul 21, 21
ASSETS	
Current Assets	
Checking/Savings	4,421.36
Accounts Receivable	801.39
Other Current Assets	1,799.00
Total Current Assets	7,021.75
TOTAL ASSETS	7,021.75
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	955.00
Total Current Liabilities	955.00
Total Liabilities	955.00
Equity	6,066.75
TOTAL LIABILITIES & EQUITY	7,021.75

5:32 PM

07/21/21

GapNurse

Statement of Cash Flows

January 1 through July 21, 2021

	Jan 1 - Jul 21, 21
OPERATING ACTIVITIES	
Net Income	-153,536.05
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-2.39
Accounts Payable	955.00
Net cash provided by Operating Activities	-152,583.44
FINANCING ACTIVITIES	
Mary Sprague - Equity	25,000.00
Kevin Lundy - Equity	132,803.80
Net cash provided by Financing Activities	157,803.80
Net cash increase for period	5,220.36
Cash at beginning of period	1,000.00
Cash at end of period	6,220.36

5:42 PM

07/21/21

Accrual Basis

GapNurse
Profit & Loss
January 1 through July 21, 2021

	Jan 1 - Jul 21, 21
Ordinary Income/Expense	
Income	
Hourly Clinician Income	17,625.81
Placement Fee Income	198.39
Total Income	17,824.20
Cost of Goods Sold	
Clinician Labor	13,055.00
Clinician Onboarding Expense	0.00
Merchant Fee	501.45
Total COGS	13,556.45
Gross Profit	4,267.75
Expense	
Dues & Subscriptions	360.00
Advertising and Promotion	10,294.00
Computer and Internet Expenses	2,944.38
Insurance Expense	8,400.00
Office Supplies	2,212.00
Professional Fees	
Accounting	421.00
Legal	1,719.00
Consulting	119,359.00
Total Professional Fees	121,499.00
Rent Expense	720.00
Repairs and Maintenance	
Manorcare	3,640.00
Software Maintenance	6,245.00
Total Repairs and Maintenance	9,885.00
Telephone Expense	50.00
Travel Expense	1,439.42
Total Expense	157,803.80
Net Ordinary Income	-153,536.05
Net Income	-153,536.05

UNAUDITED

5:40 PM

07/21/21

Accrual Basis

GapNurse
Trial Balance
As of June 30, 2021

	Jun 30, 21	
	Debit	**Credit**
Stripe Checking Account	5,534.66	
Stripe Account		5,534.66
Checking	2,626.60	
Accounts Receivable	1,600.39	
Undeposited Funds	1,000.00	
Accounts Payable		802.00
Investor A - Equity		25,000.00
Investor B - Equity		132,803.80
Retained Earnings		1,799.00
Hourly Clinician Income		11,634.30
Placement Fee Income		198.39
Clinician Labor	8,882.00	
Clinician Onboarding Expense	0.00	
Merchant Fee	324.70	
Dues & Subscriptions	360.00	
Advertising and Promotion	10,294.00	
Computer and Internet Expenses	2,944.38	
Insurance Expense	8,400.00	
Office Supplies	2,212.00	
Professional Fees:Accounting	421.00	
Professional Fees:Legal	1,719.00	
Professional Fees:Consulting	119,359.00	
Rent Expense	720.00	
Repairs and Maintenance:Manorcare	3,640.00	
Repairs and Maintenance:Software Maintenance	6,245.00	
Telephone Expense	50.00	
Travel Expense	1,439.42	
TOTAL	**177,772.15**	**177,772.15**

Exhibit B

Offering Page Found on Intermediary

GapNurse



GapNurse provides healthcare staffing solutions for both short-term and permanent placement and provides workflow logistics for healthcare staffing. Candidates can be sourced (both short-term and long-term) credentialing, training, orientation, documentation, quality assurance.



Progress: 0 %

Funding Raised
$0.00

Funding Goal
$10,000-$250,000

Days Remaining
135 Days

Invest Now

Company Website   SAVE DEAL

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

Here at GapNurse, we are on a mission to overcome ongoing staffing challenges and revive the health industry. Our FOCUS is and has always been – SIMPLIFICATION. We have developed a complex technology that is simple to use and caters to both existing employees and independent contractors available to care for people in need. Our goal is to provide nurses and health workers with a comfortable and stress-free working environment.

We find the best matches between licensed caregivers and the facilities that need them. Nurses using the GapNurse Mobile App can select their schedule and choose assignments that match their skills, experience, and comfort level. The platform makes it easier for these Clinicians to choose jobs based on their credentials, licenses, and skills. They can store these credentials on our platform in their secure vault for easy retrieval when needed. The technology allows providers to lower their recruiting and retention costs while offering clinicians higher hourly pay and even same-day pay. Nurses gain more experience and have an opportunity to discover specializations as they become introduced to various medical disciplines.

Nurses gain access to all these features through the GapNurse mobile app available on Google Play or the Apple Store. For Facility Managers, the GapNurse platform offers a proprietary portal for posting assignments to both employees and thoroughly vetted independent contractors and matched as shifts require. The distribution of orientation and training materials happens at the speed of light, and employee response eliminates employee favoritism concerns. Facility Managers easily meet or exceed required staffing ratios by clinicians who want to work. The app also features a geolocation service that makes it easy for a nurse, who may be unfamiliar with an assignment location, to get to the site without hassle.

For ages, nurses have been the face of patient care. But the work can be physically and emotionally exhausting and often takes a toll on their personal lives. Although staffing agencies have traditionally filled short-term staffing needs, they've failed to evolve. These agencies, together with a global nursing shortage, are causing financial and regulatory hardships for governments and healthcare employers, adding stress to the lives of most nurses and the people they care for. Before the Covid pandemic caregivers were burnt out and leaving nursing in record numbers.

By 2030, more than 50 million Americans will require some type of severe long-term service and support but 75% of employers in post-acute care (nursing homes, long-term care centers, home healthcare, hospice) don't believe they have the financial ability to make it to 2022 unless something changes.

Our MVP was completed in December of 2019. At that time, Covid wasn't recognized as a problem. Then, all of a sudden, Covid hit hard. The facilities we were working with went into lockdown, but the conversations continued. We were contacted by government officials. They'd heard we were out there, helping get nurses where and when they were needed most, but we were only in an MVP stage. Together we realized that if something isn't done when another crisis comes along, people will be in a lot of trouble. We also realized that we can't limit ourselves to post-acute care down the road, but we had to start somewhere. From there, we pulled our resources together and completed the full-scale development of what is GapNurse today. The build was completed in April 2021 and we started early marketing efforts in May.

Today we are running pilot programs in post-acute care facilities whose parent companies collectively own 1400 facilities and we're generating early revenues. Most importantly, we're alleviating some of the systemic stress that nurses are feeling.

Security Type:
Equity Security

Price Per Share
$1

Shares For Sale
250,000

Post Money Valuation:

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
February 15, 2022

Minimum Investment Amount:
$50

Target Offering Range:
$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.


Assignment Details
#10020
Available
Aug, 27 at 09:00 PM, 2h
DIRECTIONS
Assignment description
Administer Prescribed Medications
Required skills
PICK UP THE ASSIGNMENT

Problem

The Cost and Effects of Turnover in the Nursing Industry

The cost of nurse turnover can have a considerable impact on a hospital's profit margin. According to the 2016 National Healthcare Retention & R.N. Staffing Report, the average cost of turnover a nurse ranges from $37,700 to $58,400. Hospitals can lose $5.2 million to $8.1 million annually. The turnover rate for R.N.s continues to rise. Turnover statistics for bedside R.N.s in 2014 were 16.4 percent, and they rose to 17.2 percent in 2015. Behavioral health and emergency medicine and surgery nurses also have a high turnover rate, but certified nursing assistant (CNA) nurses recorded the highest ratio at 23.8 percent.

As of March 2016, Streamline Verify ranked healthcare as a third of the top three industries with the highest turnover rates. Streamline Verify also found that 43 percent of newly licensed nurses who work in hospitals leave their jobs within three years. Additionally, 33.5 percent resign after two years, and 17.5 percent work for only one year. The overall vacancy rate for nurses is a little over 7 percent. When nurses leave a healthcare organization, they create a vacancy that can affect the cost of operation. The vacancy is also costly to other nurses, who may have to work overtime and experience burnout due to long hours and a high patient load.

A report published by Nursing Solutions, Inc. found that the average time it takes to fill a nursing position is 85 days – and more than three months for a specialized nursing position. The costs associated with filing a vacancy can include the following: employing in-house recruiters, job postings, applicant tracking systems, and hiring third-party staffing firms, not to mention the toll it places on existing staff with overtime requirements and emotional stresses.

Also, an increase in turnover will put most elderly citizens at risk because of the expanding population of citizens over the age of 65. The U.S. market for elder care services will exceed $700 billion in 2026, assuming there is a large enough workforce to contribute to the healthcare industry. The rising prevalence of dementia, Alzheimer's, heart disorders, respiratory ailments, and mental disorders is contributing to growth and activity in the long-term care setting over the coming years. While home healthcare dominates the market in terms of revenue, other care sectors, including hospice, assisted living, nursing care, and independent living, fuel provider expansion. There is a need to end the ongoing turnover and develop strategies that will actively motivate nurses to engage in their jobs.

Projected Need in the Workforce

With the increased demand in Labor, so many hospitals have introduced new approaches that are costly when dealing with staffing. The most popular strategies used to meet the scheduling needs include increasing reliance on agency/travel staff, overtime, internal resource pools, and authorizing critical staffing pay.

In 2019, healthcare jobs continued to grow and are trending up for 2020, with 58% of hospitals anticipating an increase in their
total labor force and 59% projecting to increase their R.N. complement. This mandate to hire more employees will further strain Talent Acquisition. While hospitals expect to grow their total and R.N. workforce, only 29.7% anticipate an increase in the recruitment budget, and only 11.8% plan to
increase their recruitment staff. Currently, the ratio of budgeted Full-Time Equivalents (FTEs) in Human Resources to hospital employees is 1:149.

To improve margins, hospitals plan to control labor costs by decreasing reliance (45.7%) on travel and agency staff. When comparing the cost difference between employed R.N.s vs. travel R.N.s, the amount is staggering. For every 20 travel R.N.s eliminated, a hospital can save, on average,

Solution

Here at GapNurse, we are on a mission to overcome ongoing staffing challenges and revive the health industry, spiraling out of control. We find the best matches between licensed caregivers and the facilities that need them. Nurses using the GapNurse Mobile App can select their schedule and choose assignments that match their skills, experience, and comfort level. The platform makes it easier for these Clinicians to choose jobs based on their credentials, licenses, and skills.

GapNurse is NOT a staffing agency but a technology platform that solves staffing issues. Realizing how damaging staffing agency fees and minimums can be to a healthcare budget, we built GapNurse as a modern alternative to an outdated staffing model. Through advanced technology, GapNurse matches well-qualified (meaning we included compliance and background checks in the platform) clinicians (RNs, LPNs, CNAs, Med-Assistants) with healthcare facilities (skilled nursing, assisted living, home health agencies, hospice agencies, and the like) for short-term and temporary assignments.

We understand that healthcare is about people caring for people, but we also recognize that compliance and budgeting enable our care. With
well over a century of direct patient care experience, our mission is to seamlessly connect empowered healthcare workers with those facilities
who value their skills and expertise to promote a safe, affordable and trustworthy community of care.

Nurses who participate in the GapNurse program run through extensive background checks, so facilities can rest assured that they receive the highest quality caregivers. Once vetted, nurses select assignments that fit their schedules and their level of comfort as a nurse. In addition to increased flexibility, the GapNurse platform promotes lower patient costs of care, higher and same-day pay, and access to online learning tools and continuing education.



Business Model

GapNurse is a Software WITH a Service technology platform that matches licensed healthcare workers with healthcare facilities who need their services. For nurses, the service is free. Employers select from a few different price models that determine their hourly transaction fees at rates far below traditional and online staffing agency models. Unlike agencies, these employers have total control over who works in their care facilities, and the quality of their workmanship. This leads to a safer environment and higher quality of care. As a bonus, when facilities find their perfect employees, or nurses find their perfect employer, GapNurse facilitates the marriage for a low monthly fee. The GapNurse platform consists of a marketing website with CRM integration, A Facility Manager's Private Portal, The Platform Manager's Customer Support Portal and the Nurse's Mobile app (found in AppStore and Google Play). In addition, the platform includes both a testing environment for product demonstrations and a full-scale HIPAA-Compliant production environment.

GAPNURSE
2020 Customer Pricing

www.GapNurse.com

Experience software with a service at GapNurse

- W2 & 1099 assignment broadcast service
- Same-day payment option for increased response
- Per-diem or multi-day assignment function (November)
- Assignment completion approval before payment
- Orientation and Training required before assignment start
- Clinician "blacklist" capabilities to avoid bad repeat-experiences
- Clinician screening service (criminal history, credentialing, exclusions)
- Ask about our flat-fee permanent placement option

Gap Filler	Professional Partner	Corporate Partner	Enterprise Partner *
$0 Setup Fee	$99 Setup Fee	Setup Fee Waived	Setup Fee Waived
55% Transaction Fee	45% Transaction Fee	33% Transaction Fee	30% Transaction Fee
Limited Support	M-F Support	Dedicated Support	Dedicated Support
Credit Card or EFT Pay	Credit Card or EFT Pay	Custom Payment Solution **	Custom Payment Solution **
FREE	**$299** / yr.	**$799** / yr.	**$2399** One-time fee + $25 per facility / mo.

* Enterprise Partner category requires prior approval.
** Eligibility for 1.9% 14 days terms following 60-days or 25 completed assignments. Ask your dedicated support representative for more details.

Traction & Customers

Sales began in May, 2021. Since then, we've initiated Pilot Studies in 9 regional facilities with affiliates across 1400 locations throughout the US and Europe. Our customers include industry leaders such as: HCR ManorCare/Promedica, Ensign Group/Endura, Anthem Memory Care, Avamere Family of Companies and more. Those customers that are using GapNurse tend to be placing both repeat orders and are now scheduling staffing requests an entire month in advance. In fact, they're already asking us to expand into their other markets as quickly as practical.



Investors

To date, GapNurse has been self-funded by its Founder(s). In addition, GapNurse was accepted into the KiwiTech Business Startup Program in June, 2021, where KiwiTech will help reduce future technology development costs by up to $300,000.

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Market Projection

GapNurse was built to satisfy a global nursing crisis and its product is adaptable to any regulated markets. Although our intent is to licensed and white label the technology, by limiting our growth to only post-acute healthcare, our 5-year projections suggest:

1. Operating in 10 States
2. Capturing 12% market share among estimated 20% of agency hours currently in use
3. Capturing 15% of total available facilities in those 10 states
4. Average pay rate of $29.40 (includes CNAs, LPNs, and RNs)
5. Average hourly transaction rate of 30%
6. Post-trasactional revenues over $310 million

Competition

Competition hails from the legacy models we will eventually replace. In other words, staffing agencies are already being replaced by Online models with companies like Gale Healthcare, IntelyCare or Nomad Health. Scheduling tools from companies like ScheduleBase, or EasyShits. On average, it takes 82 days to find a new nurse and the cost of turnover ranges between $50-90,000 – when using Indeed or Zip Recruiter. Credentialing is typically handled by ClearChecks or HireRight. Electronic Medical Records are done with tools from Allscripts, Point-Click-Care, or Mumms. Quality Assurance is typically biased and recorded on paper.

GapNurse, not only does all of this in one simple and affordable solution, but it also incorporates key compliance features for geolocation, orientation and training, and so much more. So why does this all matter? Well, despite operating on 5-9% margins, if a facility is reimbursed by government insurance (Medicare, Medicaid, etc) and fails to remain compliant, they are often hit with 20% or greater fees – and it happens all the time.

Our goal is to help nurses avoid burning out. Our competitors are focused on their profits. It just so happens that we can be very profitable while alleviating systemic pressures and ultimately, providing a better care environment both for the patients and the nurses who care for them.



Virtual Business Pitch Market Projection Communication Channel Team About

Kevin E. Lundy
Chairman & CEO
Background
Kevin Lundy, MBA is a 25-year veteran in healthcare and technology and most recently was the founder of Divine Mercy Supportive Care (DMSC), a 501(c)3 nonprofit hospice agency located in Denver, Colorado. He completed undergraduate studies in Economics and Political Science at Regis University (Denver, CO), graduate studies in Law at Western State University College of Law (Fullerton, CA) and Global Finance at the University of Phoenix (Tempe, AZ). In addition, he is a certified Long-Term Care Administrator in the State of Colorado.



Mary K. Sprague, R.N.
Member – Board of Directors (Director)
Background
For more than 25 years, Mary has been a licensed nurse with various responsibilities throughout the healthcare continuum. Early in her career she served as a team member n the world-famous "Baby Fae and Baby Moses" first of its kind cross species heart transplant. Since then, she has served in various staff and nursing director roles throughout acute and post-acute care. Most recently, she was the Director of Nursing with Optum Healthcare Group, a division of United Healthcare Group. As a GapNurse investor, Mary serves on the company's Board of Directors and directs its compliance and quality assurance initiatives.



Jason Spiller
Director of Technology
Background
Jason Spiller is an experienced web designer and developer, with recognized design expertise in Sketch, Invision, Photoshop, Illustrator, and coding expertise in HTML, CSS/Sass, Javascript, React, jQuery, and Bootstrap and backed proficiency in Node, npm, Express, Python, C#, .Net, Mongo, Mongoose, and SQL. In addition to overseeing the design and evolution of GapNurse, he manages the relationships between internal teams and external programmer resources in Ukraine and India.

Virtual Business Pitch Market Projection Communication Channel Team About

Legal Company Name

GapNurse

Location

**9888 W. Belleview Ave.
Suite 2080
Littleton, Colorado 82801**

Number of Employees

9

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

August 16, 2021

Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), GapNurse Inc.. This offering must raise at least $10,000 by February 15th, 2022 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. GapNurse may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Exhibit C

Subscription Agreement

THE SECURITIES OFFERED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOST THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

GapNurse, INC. COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to GapNurse, Inc., a Delaware corporation (the "**Company**"), on the terms and conditions set forth below:

1. <u>Subscription</u>. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of common stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $1.00 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, Debit/Credit Card, or Bitcoin/Ethereum payable (as the Company shall direct) to the Company.

a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

b. The aggregate number of Securities sold shall not exceed 883,571 (the "Oversubscription Offering"). The Company may accept subscriptions until February 15th, 2022, (the "Offering Deadline"). Provided that subscriptions for 35,715 Securities ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by

Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities.

Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) Proxy. The subscriber hereby appoints the Designated Member of the Board of Directors of the Company, or his or his successor, as the Subscriber's true and lawful proxy and attorney, with the power to and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the Designated Member of the Board of Directors determines is necessary or appropriate at the his/her complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the Designated Member of the Board of Directors for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five years after the execution of this Subscription Agreement.

The Designated Member of the Board of Directors is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(1) Other than with respect to the gross negligence or willful misconduct of the Designated Member of the Board of Directors, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(2) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy

(3) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(4) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in

such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

(o) <u>No General Solicitation</u>. Neither Subscriber, nor any of its partners, shareholders, members, directors, managers, officers, employees, agents or representatives, as applicable, has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

(p) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(q) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(r) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(s) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(t) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(u) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(v) Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(w) Expenses. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(x) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(y) Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(z) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

%%PAGE_BREAK%%

SIGNATURE PAGE

Subscriber subscribes for the number of Shares set forth below. This Subscription Agreement and the representations, warranties, acknowledgements, and agreements contained in this Subscription Agreement shall be binding upon the successors and assigns of Subscriber.

Subscribers, sign below:

Investor Type: %%INVESTOR_TYPE%%

Subscriber Details: %%SUBSCRIBER_DETAILS%%

Number of Shares: %%UNIT_COUNT%%

Purchase Price: %%UNIT_PRICE%%

Funds tendered: %%AMOUNT%% (Payable to "GapNurse Inc."), which shall be tendered by wire transfer, ACH, Debit/Credit, or Bitcoin/Ethereum of immediately available funds to the Company's account specified by the Company.

GapNurse, Inc., a Delaware corporation (the "Company") hereby accepts the subscription of %%AMOUNT%% for %%UNIT_COUNT%% shares of common stock of the Company as of the date set forth below.

COMPANY: GapNurse Inc

Subscriber: %%INVESTOR_SIGNATURES%%

Issuer:%%ISSUER_SIGNATURE%%

Date:%%NOW%%

Exhibit D

Video Transcript

For ages, nurses have been the face of patient care, but the work can be physically and emotionally demanding and often takes a toll on their personal lives.

Since the 1970s, staffing agencies filled short-term staffing needs in nursing homes, long-term care facilities, and home healthcare and lightened the caregiver's workload. Unfortunately, they've failed to evolve. Today, staffing agencies have become a necessary evil that adds financial & regulatory pressure on providers and impact patient care. At GapNurse, we do things differently.

Relying on over one hundred twenty years of patient care experience, GapNurse eliminates stress and restores quality to patient care. Healthcare facilities are learning that GapNurse has simplified finding & credentialing caregivers, delivering training and orientation for employees and independent contractors, ensuring visit documentation, and supporting quality assurance.

Thanks to GapNurse, facility managers save time and money in staffing and workflows and see savings by eliminating obsolete software.

Nurses are joining GapNurse for better pay and flexible work assignments, but they also realize the benefits of an engaging and supportive community, plus educational workshops where they have a chance to earn continuing education credits.

Whether you'd like to invest in or work at Gap Nurse, we're ready for the future of health care now. Visit our site at GapNurse dot com for more information. GapNurse, getting healthcare to work.

Exhibit E

Articles of Incorporation

CERTIFICATE OF INCORPORATION
OF
GapNurse, Inc.

FIRST: The name of the corporation is: GapNurse, Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 50,000,000 shares having a par value of $0.0000001 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this August 16, 2021.

Signed and Attested to by: Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:59 PM 08/16/2021
FILED 12:59 PM 08/16/2021
SR 20212988284 - File Number 6169639